UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 CONTENTS

On October 24, 2019, the Board of Directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”) appointed Mr. Stewart Lor as the co-Chairman of the Board, the co-Chief Executive Officer, and the President of the Company, effective immediately. On the same day, Mr. Ban Lor resigned from his position as the President of the Company, effective immediately. Mr. Ban Lor’s resignation from such position was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices and he will continue with the Company as co-CEO and co-Chairman.

Mr. Stewart Lor, age 56, is the co-founder of the Company and serves on Board and as the Company’s Chief Financial Officer since August 2018. Previously, he served on the Board and as the Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook.

Except for Mr. Stewart Lor’s sibling relationship with Mr. Ben Lor, the co-Chief Executive Officer and co-Chairman of the Board of the Company, there are no family relationships between any of the executive officers and directors of the Company. Mr. Lor has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Notwithstanding with Mr. Stewart Lor’s appointment as the co-Chairman of the Board, the co-Chief Executive Officer, and the President of the Company, there has been no change to Mr. Stewart Lor’s existing employment agreement with the Company. Mr. Stewart Lor currently earns a salary of RMB1,600,000 (approximately USD$234,189) per year, subject to increases at the discretion of the Company.

The Company or Mr. Stewart Lor may terminate his employment by providing the other party with 3 months’ notice (or payment in lieu of notice). If his employment with the Company is terminated for any reason, the Company will pay to Mr. Stewart Lor any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under such employment agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor Co-Chief Executive Officer

Date: October 24, 2019

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